Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months ended			Year ended December 31,
	June 30, 2015	June 30, 2014 (1)		2014 (1)		2013	2012	2011	2010

Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$171,879	($255,806)		($156,892)		$320,305	$160,282	$239,148	$242,942

Fixed charges :

Interest expense and capitalized interest	94,531	548,523		688,280		315,685	379,086	505,523	653,603

Estimated interest component of net rental payments	7,373	5,477		11,665		9,874	9,752	13,470	26,688

Total fixed charges including interest on deposits	101,904	554,000		699,945		325,559	388,838	518,993	680,291

Less: Interest on deposits	52,122	53,081		105,087		137,364	184,089	269,487	350,881

Total fixed charges excluding interest on deposits	49,782	500,919		594,858		188,195	204,749	249,506	329,410

Income before income taxes and fixed charges (including interest on deposits)	$273,783	$298,194		$543,053		$645,864	$549,120	$758,141	$923,233

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$221,661	$245,113		$437,966		$508,500	$365,031	$488,654	$572,352

Ratio of earnings to fixed charges

Including interest on deposits	2.7		(A)		(A)	2.0	1.4	1.5	1.4

Excluding interest on deposits	4.5		(A)		(A)	2.7	1.8	2.0	1.7

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits	2.6		(A)		(A)	2.0	1.4	1.4	1.4

Excluding interest on deposits	4.3		(A)		(A)	2.6	1.8	1.9	1.7

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During the six months ended June 30, 2014, and during the year ended December 31, 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $258 million and $161 million to achieve ratios of 1:1 in the corresponding six months period and year ended period of 2014, respectively.